ION MEDIA NETWORKS, INC.
601 Clearwater Park Road
West Palm Beach, Florida 33401
Telephone: 561-659-4122
July 26, 2007
VIA Facsimile (202) 772-9205 and EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 Street, N.E.
Washington, D.C. 20549

Attention:	Paul Fisher Mail Stop 3720

Re:	Ion Media Networks, Inc. (the “Applicant”) Form T-3 File No. 022-28836
Dear Mr. Fisher:
     Pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, the Applicant hereby requests that the effective date of the above-referenced Form T-3 be accelerated so that the Form T-3 shall become effective at 10:00 A.M. (Eastern Standard Time) on July 27, 2007, or as soon thereafter as practicable.
     In connection with the request to declare effective the Form T-3, the Applicant acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Form T-3 effective, it does not foreclose the Commission from taking any action with respect to the Form T-3;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Form T-3 effective, does not relieve the Applicant from its full responsibility for the adequacy and accuracy of the disclosure in the Form T-3; and

•	the Applicant may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ION MEDIA NETWORKS, INC.
/s/ Richard Garcia
Richard Garcia
Senior Vice President and Chief Financial Officer